EXHIBIT 99.1
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            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Vasogen Inc.

        We consent to the incorporation by reference herein of our reports dated February 13, 2006, with respect to the consolidated balance sheets of Vasogen Inc. as at November 30, 2005 and 2004, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2005 and for the period from December 1, 1987 to November 30, 2005, and Comments by Auditors for United States Readers on Canada-United States Reporting Difference incorporated by reference in the annual report on Form 40-F of Vasogen Inc. for the year ended November 30, 2005. Our reports appear in the Form 6-K of Vasogen Inc. dated February 15, 2006.

We also consent to the references to us and the use of our name in this Registration Statement.


"KPMG LLP"

Chartered Accountants

Toronto, Canada
November 9, 2006